Exhibit 99.1

For Investors:	For Media:
Keith Helming	Frauke Oberdieck
Chief Financial Officer	Corporate Communications
+31 20 655 9670	+31 20 655 9616
khelming@aercap.com	foberdieck@aercap.com

John Wikoff
Investor Relations
+31 63 169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Holdings N.V. Reports Financial Results for Second Quarter 2015

Amsterdam, Netherlands; August 11, 2015

➢	Adjusted net income was:
	○	$361.1 million for the second quarter of 2015 (reported net income of $309.1 million)
	○	$665.7 million for the first half year of 2015 (reported net income of $620.6 million)

➢	Adjusted basic earnings per share were:
	○	$1.73 for the second quarter of 2015 (reported basic earnings per share of $1.48)
	○	$3.16 for the first half year of 2015 (reported basic earnings per share of $2.95)

Second Quarter 2015 Highlights

●	132 aircraft transactions executed.
●	99.1% fleet utilization rate and 6.0 years average remaining contracted lease term as of June 30, 2015.
●
Commitments to purchase 461 aircraft with scheduled delivery dates through 2022. Approximately 80% of aircraft purchases delivering through December 2018 are leased under a lease contract or letter of intent on an average 12-year lease term.

●	Placed an order for 100 Boeing 737 MAX 8 aircraft with deliveries starting in 2019.
●	15.7 million shares repurchased for $750 million from American International Group, Inc. ("AIG").
●	$6.6 billion of available liquidity. $16.8 billion of financing raised since the ILFC acquisition announcement in December 2013.

Aengus Kelly, CEO of AerCap, commented: "AerCap is proud to have delivered record results again this quarter which reflects the earnings consistency in the aircraft leasing sector and the power of our franchise. In addition to outstanding operating results, we also completed in the second quarter a highly successful $3.5 billion secondary share offering, a landmark order for 100 Boeing 737 MAX 8 aircraft and a $750 million share repurchase representing over 7% of our outstanding shares. The highly accretive share repurchase was financed in part by a subordinated debt issuance. AerCap remains totally committed to delivering long term shareholder value by delivering consistent operating results and taking advantage of accretive opportunities as they arise. Our second quarter performance is a reflection of this commitment."

Second Quarter 2015 Financial Results

●
Reported net income of $309.1 million, compared with $123.7 million for the same period in 2014. Reported basic earnings per share of $1.48, compared with $0.75 for the same period in 2014. Increases in reported net income and earnings per share over the second quarter 2014 were driven primarily by the full quarter impact of the ILFC Transaction, gain on sale of assets and a gain from the settlement of a residual value guarantee.

●
Adjusted net income of $361.1 million, compared with $187.1 million for the same period in 2014. Adjusted basic earnings per share of $1.73, compared with $1.14 for the same period in 2014. Increases in adjusted net income and earnings per share over the second quarter 2014 were driven primarily by the full quarter impact of the ILFC Transaction, gain on sale of assets and a gain from the settlement of a residual value guarantee.

●	Annualized net spread of 9.9%, compared to 9.8% for the same period in 2014.
●	Debt/equity ratio of 3.3 to 1 as of June 30, 2015 compared to 3.8 to 1 as of June 30, 2014, reflecting our commitment to deleveraging, post the ILFC Transaction.
●	Total assets of $44.1 billion as of June 30, 2015.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended June 30,			Six months ended June 30,
	2015	2014	% increase/ (decrease)	2015	2014	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)			(US dollars in millions except share and per share amounts)

Net income	$309.1	$123.7	150%	$620.6	$178.4	248%

Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	0.1	5.7	(98%)	6.7	10.0	(33%)
Transaction and integration related expenses, net of tax	1.0	88.4	(99%)	4.8	107.2	(96%)
Maintenance rights related expenses, net of tax	50.9	(30.7)	NA	33.6	(30.7)	NA
Adjusted net income	$361.1	$187.1	93%	$665.7	$264.9	151%

Adjusted earnings per share – basic	$1.73	$1.14	52%	$3.16	$1.90	66%

Second quarter 2015 adjusted net income increased 93% over the same period in 2014 and second quarter 2015 adjusted earnings per share increased 52% over the same period in 2014. The increases were driven primarily by the full quarter impact of the ILFC Transaction, gain on sale of assets and a gain from the settlement of a residual value guarantee.

Adjusted net income reflects, among others, expensing the maintenance rights asset over the remaining economic life of the aircraft as compared to expensing this asset during the remaining lease term as reflected in reported net income.  The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the ILFC acquisition date and the value based on the contractual return conditions in the lease contracts. We believe adjusted net income may further assist investors in their understanding of our operational and financial performance. The difference in the two methods has no economic impact as it is non-cash and equalizes over time. Refer to Notes Regarding Financial Information Presented in This Press Release for details relating to the adjustments.

Revenue and Net Spread

	Three months ended June 30,			Six months ended June 30,
	2015	2014	% increase/ (decrease)	2015	2014	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Lease revenue:
Basic lease rents	$1,164.6	$716.7	62%	$2,322.4	$951.4	144%
Maintenance rents and other receipts	69.7	29.0	140%	138.0	43.3	219%
Lease revenue	1,234.3	745.7	66%	2,460.4	994.7	147%
Net gain (loss) on sale of assets	54.6	(0.9)	NA	88.3	8.9	892%
Other income	48.6	44.4	9%	78.0	50.4	55%
Total revenues and other income	$1,337.5	$789.2	69%	$2,626.7	$1,054.0	149%

Basic lease rents were $1,164.6 million for the second quarter of 2015, compared with $716.7 million for the same period in 2014. The increase was driven primarily by the full quarter impact of the ILFC Transaction and new lease contracts relating to new aircraft purchases. Our average lease assets for the second quarter 2015 were $36.6 billion, compared with $22.5 billion for the same period in 2014.

Lease revenue for the second quarter of 2015 was $1,234.3 million, compared with $745.7 million for the same period in 2014.

Net gain on sale of assets for the second quarter of 2015 was $54.6 million, relating to 13 aircraft that were sold, compared with a net loss of $0.9 million for the same period in 2014. During the second quarter of 2015, we also parted-out one aircraft and reclassified two aircraft to finance leases, which had no impact on net gain on sale of assets.

Other income for the second quarter of 2015 was $48.6 million, compared with $44.4 million for the same period in 2014. Other income for the second quarter of 2015 included a gain of $17.0 million from the settlement of a residual value guarantee. Other income for the second quarter of 2014 included a gain of $19.9 million from the sale of an investment.

	Three months ended June 30,			Six months ended June 30,
	2015	2014	% increase/ (decrease)	2015	2014	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Basic lease rents	$1,164.6	$716.7	62%	$2,322.4	$951.4	144%

Interest expense	255.0	171.7	49%	542.6	234.7	131%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(0.1)	(6.5)	(99%)	(7.6)	(11.4)	(33%)
Adjusted interest expense	254.9	165.2	54%	535.0	223.3	140%

Net interest margin, or net spread	$909.7	$551.5	65%	$1,787.4	$728.1	145%

As shown in the table above, adjusted interest expense was $254.9 million in the second quarter of 2015, a 54% increase compared with the same period in 2014. Net spread was $909.7 million in the second quarter of 2015, a 65% increase compared with the same period in 2014.

Selling, General and Administrative Expenses

	Three months ended June 30,			Six months ended June 30,
	2015	2014	% increase/ (decrease)	2015	2014	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Selling, general and administrative expenses	66.2	48.2	37%	136.4	68.9	98%
Share-based compensation expenses	25.3	15.1	68%	50.1	17.5	186%
Total selling, general and administrative expenses	$91.5	$63.3	45%	$186.5	$86.4	116%

The increase in selling, general, and administrative expenses, period over period, reflects the full quarter impact of the ILFC Transaction partially offset by realized synergies.

Effective Tax Rate

AerCap's blended effective tax rate during the second quarter of 2015 was 13.5%. The blended effective tax rate for the year ended December 31, 2014 was 15.0%. The decrease in our effective tax rate is driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap's different tax jurisdictions.

Financial Position

	June 30, 2015	December 31, 2014	% increase/ (decrease) over December 31, 2014
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$1,947.9	$2,207.8	(12%	)
Total lease assets (*)	36,596.4	36,034.9	2%
Total assets	44,056.5	43,867.4	0%
Debt	30,682.4	30,402.4	1%
Total liabilities	36,234.1	35,924.8	1%
Total equity	7,822.3	7,942.5	(2%	)
Adjusted debt (**)	28,364.1	28,412.0	(0%	)
Adjusted equity (**)	8,572.3	8,442.5	2%
Debt/equity ratio	3.3 to 1	3.4 to 1	(3%	)

(*) Includes flight equipment held for operating lease, net investment in finance and sales-type leases and maintenance rights intangible asset
(**) Refer to Notes Regarding Financial Information Presented in This Press Release for details relating to the adjustments

As of June 30, 2015, AerCap's portfolio consisted of 1,728 aircraft that were owned, on order, under contract or managed (including aircraft owned by AerDragon, a non-consolidated joint venture). The average age of the owned fleet as of June 30, 2015 was 7.7 years and the average remaining contracted lease term was 6.0 years.

Notes Regarding Financial Information Presented in This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release. We believe these measures may further assist investors in their understanding of our operational performance.

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges relating to gains and losses created by a mark-to-market of our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income. The average number of shares is based on a daily average.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

In connection with the ILFC transaction, we have recognized maintenance rights assets relating to the existing leases on the legacy ILFC aircraft and expense this asset during the remaining lease term. The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset on a more accelerated basis during the remaining lease term as compared to expensing this asset straight-line over the remaining economic life of the aircraft.

In addition, adjusted net income excludes the following non-recurring charges:

●	Second quarter 2015 adjusted net income of $361.1 million excludes expenses relating to the ILFC transaction and integration of $1.0 million, net of tax.
●	Adjusted net income of $665.7 million for the six months ended June 30, 2015 excludes expenses relating to the ILFC transaction and integration of $4.8 million, net of tax.
●	Second quarter 2014 adjusted net income of $187.1 million excludes expenses relating to the ILFC transaction and integration of $88.4 million, net of tax.
●	Adjusted net income of $264.9 million for the six months ended June 30, 2014 excludes expenses relating to the ILFC transaction and integration of $107.2 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. A reconciliation of adjusted net income to net income for the three and six months periods ended June 30, 2015 and 2014 is presented in a table under the Net Income/Earnings Per Share section of this press release.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Debt/equity ratio. This measure is the ratio obtained by dividing adjusted net debt by adjusted equity.

●	Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debts.
●	Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debts.

Adjusted net debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information in line with definitions under certain of our debt covenants.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, August 11, 2015, at 9:00 am Eastern Time. The call can be accessed live by dialing (U.S./Canada) +1-212 444 0896 or (International) +31-20-713-2789 and referencing code 7303915 at least 5 minutes before start time, or by visiting AerCap's website at http://www.aercap.com under "Investor Relations".

The webcast replay will be archived in the "Investor Relations" section of the Company's website for one year.

For further details and to register for this event please email: aercap@instinctif.com

For further information, contact John Wikoff: +31-63-169-9430 (jwikoff@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,730 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

The results of ILFC have been consolidated in AerCap Holdings N.V.'s financial statements as of May 14, 2014, the completion date of the acquisition.

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2015	December 31, 2014

Assets
Cash and cash equivalents	$1,568,345	$1,490,369
Restricted cash	379,509	717,388
Trade receivables	152,424	160,412
Flight equipment held for operating leases, net	32,750,877	31,984,668
Maintenance rights intangible and lease premium, net	3,607,717	3,906,026
Flight equipment held for sale	19,533	14,082
Net investment in finance and sales-type leases	426,106	347,091
Prepayments on flight equipment	3,416,378	3,486,514
Other intangibles, net	511,356	523,709
Deferred income tax assets	150,218	190,029
Other assets	1,074,016	1,047,092
Total Assets	$44,056,479	$43,867,380

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,153,434	$1,195,880
Accrued maintenance liability	3,197,971	3,194,365
Lessee deposit liability	864,461	848,332
Debt	30,682,408	30,402,392
Deferred income tax liabilities	335,865	283,863
Total liabilities	36,234,139	35,924,832

Ordinary share capital €0.01 par value (350,000,000 ordinary shares authorized, 213,109,795 ordinary shares issued and 197,411,207 ordinary shares outstanding at June 30, 2015 and 212,318,291 ordinary shares issued and outstanding at December 31, 2014)	2,568	2,559
Additional paid-in capital	5,580,398	5,557,627
Treasury shares (15,698,588 ordinary shares)	(761,228)	-
Accumulated other comprehensive loss	(6,585)	(6,895)
Accumulated retained earnings	2,931,090	2,310,486
Total AerCap Holdings N.V. shareholders’ equity	7,746,243	7,863,777
Non-controlling interest	76,097	78,771
Total Equity	7,822,340	7,942,548

Total Liabilities and Equity	$44,056,479	$43,867,380

AerCap Holdings N.V.
 Unaudited Consolidated Income Statements
(In thousands of U.S. Dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Revenues and other income
Lease revenue	$1,234,279	$745,656	$2,460,416	$994,717
Net gain (loss) on sale of assets	54,606	(936)	88,307	8,870
Other income	48,635	44,424	78,011	50,391
Total Revenues and other income	1,337,520	789,144	2,626,734	1,053,978

Expenses
Depreciation and amortization	459,386	277,259	911,615	367,044
Asset impairment	2,747	287	7,443	287
Interest expense	255,014	171,659	542,619	234,664
Leasing expenses `	173,426	22,551	263,153	35,334
Transaction and integration related expenses	1,091	100,999	5,476	122,477
Selling, general and administrative expenses	91,458	63,256	186,538	86,387
Total Expenses	983,122	636,011	1,916,844	846,193

Income from continuing operations before income taxes and income of investments accounted for under the equity method	354,398	153,133	709,890	207,785

Provision for income taxes	(47,846)	(32,760)	(95,836)	(37,407)
Equity in net earnings of investments accounted for under the equity method	2,140	2,465	4,008	6,163

Net income	$308,692	$122,838	$618,062	$176,541

Net loss attributable to non-controlling interest	417	834	2,542	1,842

Net income attributable to AerCap Holdings N.V.	$309,109	$123,672	$620,604	$178,383

Total basic earnings per share	$1.48	$0.75	$2.95	$1.28
Total diluted earnings per share	$1.46	$0.74	$2.91	$1.26

Weighted average share outstanding – basic	208,944,833	164,371,369	210,523,173	139,148,164
Weighted average shares outstanding – diluted	211,486,227	166,632,714	213,045,364	141,445,745

AerCap Holdings N.V.
 Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Six months ended June 30,
	2015	2014

Net income	$618,062	$176,541
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	911,615	367,044
Asset impairment	7,443	287
Amortization of debt issuance costs and debt discount	22,613	62,964
Amortization of lease premium intangibles	12,184	5,244
Amortization of fair value adjustment on debt	(238,987)	(74,718)
Accretion of fair value adjustment on deposits and maintenance liabilities	41,022	15,602
Maintenance rights expense	242,646	-
Maintenance liability release to income	(54,316)	(3,914)
Net gain on sale of assets	(88,307)	(8,870)
Deferred income taxes	91,813	32,740
Other	43,853	27,640
Changes in operating assets and liabilities:
Trade receivables	7,988	33,745
Other assets	31,716	10,708
Accounts payable, accrued expenses and other liabilities	(39,511)	(50,587)
Net cash provided by operating activities	1,609,834	594,426

Purchase of flight equipment	(1,669,831)	(763,688)
Proceeds from sale of disposal of assets	486,165	452,421
Prepayments of flight equipment	(465,707)	(115,906)
Acquisition of ILFC, net of cash acquired	-	(195,311)
Collections of finance and sales-type leases	27,784	8,283
Movement in restricted cash	337,879	201,002
Other	(14,000)	-
Net cash used in investing activities	(1,297,710)	(413,199)

Issuance of debt	2,180,384	2,986,693
Repayment of debt	(1,650,672)	(1,722,606)
Debt issuance costs paid	(16,511)	(95,674)
Maintenance payments received	342,701	139,212
Maintenance payments returned	(311,238)	(47,060)
Security deposits received	85,970	24,227
Security deposits returned	(81,433)	(29,842)
Repurchase of shares and tax withholdings on share-based compensation	(781,337)	-
Net cash (used in) provided by financing activities	(232,136)	1,254,950

Net increase in cash and cash equivalents	79,988	1,436,177
Effect of exchange rate changes on cash and cash equivalents	(2,012)	(256)
Cash and cash equivalents at beginning of period	1,490,369	295,514
Cash and cash equivalents at end of period	$1,568,345	$1,731,435